Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT IN RELATION TO RELEVANT

REPRESENTATION ON THE 2020 CORPORATE DAY

China Life Insurance Company Limited (the “Company”) will host the 2020 Corporate Day on 8 December 2020 and make presentations on the topic of progress and achievement of Dingxin Project.

For details of the above-mentioned presentation, please refer to the appendix to this announcement.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 7 December 2020

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang

Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun,
Wang Junhui

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie

2020 Corporate Day 8 December 2020 Beijing

Forward-looking Statement Certain statements contained in this presentation may be viewed as “forward-looking statements” as defined by Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may mean that the actual performance, financial condition or results of operations of the Company could be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 December 2019 filed with the U.S. Securities and Exchange Commission, or SEC, on 29 April 2020; and in the Company’s other filings with the SEC. You should not place undue reliance on these forward-looking statements. Unless otherwise stated, all information provided in this presentation is as of the date of this presentation, and the Company undertakes no duty to update such information, except as required under applicable law. Note: The financial data contained in this presentation have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. 2

Contents 01 Overview of Return Measures and outcome of the Digoxin Project 02 Progress of “Yi Ti Yuan” Sales Recognitions Reform 03 China Life Technology

Overview of Reform Measures and Outcome of the Dingxin Project SU Hengxuan, President

Strong Performance since the Reform Gross Written Premiums New Business Value First Year Regular Premiums RMB 100 million RMB 100 million +16.0% +23.7% +12.1% 5,435.5 1,060.5 4970.5 990.5 4685.3 946.1 Sep 30, 2018 Sep 30, 2019 Sep 30, 2020 Sep 30, 2018 Sep 30, 2019 Sep 30, 2020 Sep 30, 2018 Sep 30, 2019 Sep 30, 2020 Net Profit Attributable to Equity Operating Income Investment Income Holders of the Company RMB 100 million RMB 100 million RMB 100 million +136.9% +27.8% +86.7% 6915.7 1,565.9 577.0 6240.2 470.8 5409.7 1,262.4 838.7 198.7 Sep 30, 2018 Sep 30, 2019 Sep 30, 2020 Sep 30, 2018 Sep 30, 2019 Sep 30, 2020 Sep 30, 2018 Sep 30, 2019 Sep 30, 20205

Became Largest Listed Life Insurer Worldwide by Market Value Total Market Value Nearly Doubled since 2018 2019-2020’s 2019 USD million Trusted Life Best Investment Value Award +94.9% Insurance Institution for Hong Kong Listed Companies 240,000 180,000 151,110 2019 124,913 120,000 Best Listed Company 77,524 60,000 0 Dec 31, 2018 Dec 31, 2019 Nov 30, 2020 2019 and 2020’s 2020 All-Asia Executive Team Asia’s Best Most Honored Company Life Insurance Company 2020 2020 Value-oriented Outstanding Life Insurance Insurance Company Company of the Year 6

01 Remain True to Our Original Aspiration

Dingxin Project: Fully Implementing the “China Life Revitalization” Blueprint Mission & Vision Protect the Good Life, Build A World-class Life Insurance Company Revitalize China Life and Achieve Sustainable Growth Development Goals “Three Major Transformations” Core Strategy “Dual Centers & Dual Focuses” “Asset-Liability Interaction” Prioritize Business Value, Strengthen Sales Force, Achieve Stable Growth, Operating Guideline Upgrade Technology, Optimize Services & Guard Against Risks Talents Mechanism Innovation Integration Driving Engines 8

Dingxin Project: Fully Implementing the “China Life Revitalization” Blueprint “Three Major Transformations “Dual Centers & Dual Focuses” “Asset-Liability Interaction” We will Continue to Optimize The Project is Further Advanced and Improve the Reform to and the Operational Achieve Sustainable Growth. The Project was Officially Launched and the Organizational Mechanism is in Place. Restructuring was Completed. 2021 2020 2019 9

02 Studiously Carry Out the Project

Sales Deployment: From Three Major Channels to "Yi Ti Duo Yuan"

中国人寿
CHINA LIFE

Create a Customer-centric Sales Deployment

- "Yi Ti": Focus on the retail market and create systematic reorganized sales team;
- "Duo Yuan": Cater to corporate customers with bancassurance, group, health insurance and other specialized channels.

Realize the Organic Unity of Volume and Value

- "Yi Ti": Take the main responsibility for value creation;
- "Duo Yuan": Follow each channel's characteristics; promote specialized operations and coordinate with "Yi Ti" to provide all-round services to customers.

Improve Basic Operational Units' Capabilities

- Forge "agent-led, professional and vibrant" basic operational units;
- Resources allocation leans to the frontline.

Gross Written Premiums and Business Value Grew Rapidly



Gross Written Premiums
Value of Half Year's Sales
+18.6%
+31.0%
Jun 30, 2018
Jun 30, 2019
Jun 30, 2020
Jun 30, 2018
Jun 30, 2019
Jun 30, 2020

Key Indicators in Different Channels Maintained Steady Growth



Individual Agent Business FYRP
Bancassurance FYRP
Short-term Insurance GWP
+5.0%
+4.3%
+22.5%
Sep 30, 2019
Sep 30, 2020

11

Improve Investment: From Assets Class Focus to Strengthening Allocation Coordination Improve Market-oriented Investment Management System Organizational Structure • Rebuild investment management system along the On Managers Level ? On Accounts Level investment value-added chain; • Establish a market-oriented performance assessment and compensation system. Investment Management Quasi-administrative Management ? Market-oriented Operation Optimize Investment Strategies Led by Assets Allocation • Improve strategic assets allocation system and focus Asset Allocation on mid-to-long term allocations; Distributed Outsourcing ? Centralized Management of Entrusted Managers • Follow the market closely to achieve coordination between long term strategic assets allocation and Performance Assessment short term tactical rebalancing; Current Targets + Qualitative Evaluation ? Current Targets + Peers • Flexibly adjust the pace of fixed income assets Benchmarking + Long Term Asset Allocation allocation and equity investment exposure. Manage Entrusted Assets on Accounts Level Market-oriented Duration of assets up entrusted assets up • Differentiate assets allocation and coordinate since the reform since the reform entrusted assets and portfolio set-up according to different accounts’ characteristics; • Clearly define and effectively manage asset 40% 1.1years managers to make sure investment intentions are 12 accurately implemented.

Efficient Operation: From Centralized Management to Integrated and Intelligent Operations Strengthen Intelligent Operation Paperless Application Rate of Rate of Intelligent Retail Customers Underwriting by Sep 30, 2020 by Sep 30, 2020 • Strengthen the online and intelligent operation of the whole business process. 99.85% 92.6% Implement Integrated Management • Set up a shared service center to promote integrated operations between headquarters and branches. Total Operational Manpower Declined Uplifting Operational Efficiency 6.1% • Optimize business processes and the allocation of human resources, increase per capita productivity, and June, 2019 Aug, 2020 achieve cost reduction and efficiency improvement. 13

Services Upgrade: From Timely Responses to Building a “Convenient, Premium and Friendly” Service Brand More Convenient Service Process • Launch “Online Customer Service Agent” and “Mobile Automatic Policy Administration Counter Services” to provide efficient services; Approval Rate by Sep 30, 2020 • Launch “Direct Claim Payment” and “Claims Settlement for Critical Illness within One Day” to provide quick services. 99.06% Uplifting Service Quality • Build China Life Service Ecosystem and diversify Efficiency of Claim Proportion value-added services; Payment up by Sep 30, of Favorable Customer • Provide 8 service channels both online and offline. 2020 Reviews More Customer-friendly Experience 9.07% 85.1% • Evaluate service quality based on customer satisfaction; Sep, 2019 Sep, 2020 Survey Time: November, 2020 • Offer personalized and active services according to customer needs. 14

Technology Convergence: From Response on Demand to Integration and Innovation Deepen Technology Integration • Carry out a versatile and agile products development mechanism oriented by different pan-product teams; Digital Field Offices • Send technology teams to the frontline. Directly Reaching the Frontline • Smart network directly links nearly 30,000 field offices • Realize intelligent perceptions and digitalized Strengthen Technology Empowerment presentations • Establish a diversified technology supply system; • Empowering sales, operations and services. Continuously Enrich Innovations Focus on Technology Innovation • Accumulatively offered more than 1700 services • Build innovation incubation centers for technological • Launched more than 570 innovative micro-applications; applications • Forge innovative technology clusters equipped with China Life Hybrid Cloud, China Life Cerebrum and Note: data as of November 30, 2020. China Life Block Chain. 15

Strict Risk Control: From Separated Management to the Combination of Decentralized and Centralized Control Comprehensive Risk Rating Strengthen Centralized Control • Achieve a centralized and professional-oriented risk Graded A control model. for the 10th Consecutive Quarter Note: data as of September 30, 2020. Establish a Tight Risk Control Network Comprehensive Solvency Ratio • Build a risk control team covering from headquarters-, province-, city-, county- to field offices- levels. 264.5% Note: data as of September 30, 2020. Participated in FATF’s Anti-money Laundering Mutual Promote the Construction of Intelligent Evaluations as the Only Representative from the Industry Risk Control System • Develop intelligent monitoring system, intellective In 2018 recommended by PBOC as the only representative detection system of misleading sales conducts and from the insurance industry to participate in FATF’s anti-smart anti-money laundering system. money laundering mutual evaluations and was highly recognized by regulators and international experts. 16

Asset-Liability Interaction: Continuously Optimize the Operating Mechanism and Improve the Company’s Development Capabilities Interacted Asset and Liability Management Assets Investment Product Development Management Improve the organizational structure, decision-making process and division of responsibilities Business Planning Risk Management of asset and liability management Operating Objectives Budgeting Value Management Business Operations Capital Management Liabilities Plan and deploy products development, Solid Management Foundation: business planning, operations Organizational, Mechanism and Technological Guarantees and investment management as a whole 17

Mechanism-driven: Adhere to Market Orientation to Revitalize Operations and Management Organizational Management Resources Allocation Talent Incentive Implement classified and hierarchical Allocate more resources to field Explore to build a market-based compensation management of organizations; offices and the frontline; and performance assessment system; Give differentiated development policies to Promote precise resources allocation. Implement performance-related senior organizations in different regions and at executives’ appraisal and incentive mode. different stages of development. 18

03 Move on a New Journey

Start a New Journey of High-quality Development Subject: Development Goals: High-quality Development Revitalize China Life and Achieve Sustainable Growth Maintain Strategic Consistency Continuously Deepen the Reform Embrace the New Era Three Major Transformations Consolidate achievements of “Dingxin Project”; Integrate into the overall economic and Dual Centers & Dual Focuses Adhere to market-oriented reform; social development; Asset-Liability Interaction Speed up mechanism construction. Implement inclusive healthcare and integrated aged-care strategies; Grasp opportunities in social changes. 20

Continue to Deepen the Reform on a Brand New Start Improve Development Quality Improve Efficiency of Resources Utilization Strengthen Innovation and Empowerment • Further optimize business mix and quality; • Advance precise allocation of resources; • Innovate business model and incubate new business • Enhance the quality and quantity of sales • Reinforce cost accounting capabilities of sales potentials; team; channels; • Bolster the technology innovation and empowerment • Improve asset allocation capabilities. • Improve operating efficiency and achieve cost of businesses and thoroughly deepen the integration reduction. of technology and life insurance value chain. 21

Remain True to Our Original Aspiration and Mission of the Company 1 ‘1 *~.A,~ “ CHINA LIFE Protect the Good Life, Build a orld-class Life Insurance Company! 22

“Yi Ti Duo Yuan” Sales Reorganization Progress of Reform ZHAN Zhong, Vice President

Dingxin Project Building New Sales Landscape Implemented “Yi Ti Duo Yuan” around the Strategic Core of “Dual Centers & Dual Focuses” to Strengthen the Growth Momentum Clear Channel Restructured Optimized Positioning the Organization Staff Structure Optimized Explored Adjusted Policy Upgraded Resources Innovative and Mechanism Operation Allocation Businesses “Yi Ti Duo Yuan” sales reorganization is integral to Dingxin Project, undertaking the mission to improve services and enhance value creation capability 24

Integrated Sales Resources 01 in a Customer-centric Approach; Enhanced Service Capability

“Yi Ti Duo Yuan” Sales Reorganization Clarified Channel Positioning Individual Agent Channel Key contributor to business value Building core competitiveness Individual Customers (Yi Ti) Bigger and Stronger Group Insurance Channel Bancassurance Channel Maintain market position Focus on both scale and value Establish a profit center Explore new development model Health Insurance Channel New Channels Group and Institutional Strategic, though thin margin, business Explore online business innovations Customers (Duo Yuan) Fulfill social responsibility Promote professional services in health insurance Targeted and Enhanced Services Provide abundant financial and insurance services Yi Ti & Duo Yuan coordinate with each other, providing all-round specialized services to customers. 26

Focused on Individual Agent Business 02 and Implemented Organizational Change; Improved Professional Management Capabilities

Integrated the Sales Teams and Management Force Group and Institutional Customers Individual Customers (Yi Ti) (Duo Yuan) Teams servicing individual customers were Healthy Development integrated into the individual agent business sector of Teams Being Integrated Bancassurance Group Insurance Productive Agents The Original +37.1% Account Manager Account Manager Insurance Planners Team General Upsales Note: data as of June 30, 2020, calculated under the same standard. Agent Team Team The Original Tele-sales Team Clearer Team Positioning Stronger Development Momentum Professional Service Support 28

Restructured Organization and Strengthened Management Individual Agent Business Center Forming New Landscape of Individual Agent Business Sector Planning Training • Team Differentiation Business Upsales Individual Operations Individual Individual Financial • Professionalization of Management General Department Department • Refined Operations Agent Comprehensive Business Services Department Insurance Insurance Department Insurance Department Department Separated Supports Sharing Management 29

Optimized Resources Allocation and Dynamic Management

中国人寿 CHINA LIFE



Implemented Organizational Classifications: Differentiated Resources Allocation per Value Creation Capability of Branches at Different Levels, Tilting towards Key Markets and Key Institutions.

Branch	Classification	Grade	Differentiated Allocation
Provincial	A	9 Grades (A1、A2……A9)	Staffing Structure Remuneration Resources Financial Resources Fixed Assets
	B	5 Grades (B1、B2……B5)	
Municipal	C	9 Grades (C1、C2……C9)	
County	D	9 Grades (D1、D2……D9)	
	E	5 Grades (E1、E2……E5)	

30

Strengthened Staffing at Front-end Optimized Mid and Back-office Efficiency and Improved Customer Services through Technological Empowerment and Centralized Operations, Relocating More Personnel to the Front-end Number of Management Personnel in the Individual Agent Business Sector increased by 24% Proportion of Individual Agent Business Management Personnel in Total Staffing Increased by 5.5 pps Proportion of Individual Agent Business Management Personnel in County Level Staffing increased by 7.2 pps 31

03 Centered on Basic Operational Units; Upgraded Management and Effectiveness

Systematic Deployment and Specialized Operation Strengthened Basic Operational Units Systematic Deployment Specialized Operation Market-oriented Incentives Multi-tiered regional layout Implemented Basic Guideline Implemented differentiated incentives Appr. 30,000 sales offices/outlets, for Managing Sales Offices Market-oriented resource allocation covering all cities and counties Adopted new model featuring standardization and refined management “Agent-led, Professional and Vibrant” Frontline Operational Units 33

Optimized Training, Integrated Comprehensive Financial Services to Support the Frontline

中国人寿 CHINA LIFE

Empower Sales with Professional Training

Upgraded the Multi-tiered Training System

New Agents Training: Launched the "1421" new model

Agent Manager Training: Focusing on management skills and recruitment

High-performance Agents Training: Lifting sales skills and performance

Agent Instructor Training: Enhancing training expertise and quality

Application of Innovative Technology to Ensure Training Access by the Frontline



Awarded the "Excellence in Practice Award" by U.S. Association for Talent Development (ATD)

- Livestream Platform for Courses
- Smart Training Platform
- Learning Blueprint Platform
- Online Course Platform

Support Sales with Comprehensive Financial Services

Supported Joint Marketing

Coordination and synergy with **CGB**

Cross-sales between **P&C** and **life insurance**

Integrated Resources Allocation

Xinqiao Project promoted the integrated usage of customer resources

Joint marketing attracted over **60 million** customers, while **4 million** customers migrated from P&C business

Enriched Business Tactics

Comprehensive finance themed activities enhanced interaction with customers and chances for agent recruitment

Note: data as of Sept 30, 2020

34

All-round Empowerment with Upgraded Technologies Smart Tool Support Precise Customer Management Online tools such as smart insurance “Golden Manual 2.0”: planning, policy health check, AI family used AI technology and big data to insurance and E-recruitment improved the decipher customer needs, offered convenience and efficiency of sales individualized services and pushed activities. information of 20 million customers Policy Health Check Fine-tuned the User Experience All-round Publicity Various themed activities close to daily life, Leveraged various platforms to create a upgraded complimentary insurance plans multi-facetted publicity matrix and enhance AI Family and value-added services such as Critical Insurance Insurance brand influence Proposal Illness Fast Track, etc. Note: data as of Sept 30, 2020. 35

Focused on New Business Value; 04 Upgraded Operation in Urban and Rural Areas and Enhanced Value Creation Capabilities

Optimized Mechanism and Focused on Value Creation KPI Holds NBV at its Core Resources Allocation is Based on Value Contribution • Performance assessment of institutions is based on NBV-related • Allowable operating expenses of indicators. institutions are linked to NBV and profit • Mid-and back-office functions are creation. linked to the overall performance results of the company/institution. Institutional Classification Remuneration and Incentive Reflects Value orientation Strengthen Value Orientation • Classification is based on NBV and • The merit pay is based on NBV and productive agents performance. profit creation. 37

Optimized Product Strategy to Promote Sustainable Value Growth Product Design: Customer-centric Center around customer demands and balance the interests of the customers, company and sales team. Product Launch: Based on Customer Demands Promote Sustainable 2+1 product strategy, i.e. product package composed of savings, Value Growth protection + customer acquisition products, in line with different scenarios, to meet various demands of customers. Sales Strategy: Combination and Innovation Optimize product combination that enhances purchasing experiences and creates value for customers. 38

Advanced in Both Urban and Rural Areas, Consolidated Advantages and Sought Breakthroughs KEY CITIES RURAL MARKET Favorable Policies and Deployment in Key Counties Resources to Boost and Townships to Growth Momentum Consolidate Advantages • Implemented Three-year Action Plan for Key City Branches • Implemented “Double Top 100 Project” and built up role Revitalization model institutions for rural market • Implemented “Ling Hang Project” for expanding upsales • Implemented “Ling Xiu Project” to enhance input to agent teams in key cities and built up young agent teams servicing teams in key counties and townships and foster new growth young-generation customers potentials 39

Business Performance of Individual Agent Business Sector The New Integrated Individual Agent Business Played a Vital Part, Overcoming Dire External Challenges. Business Structure Value Growth Sales Force Key Areas Further Optimized Further Enhanced Foundation for Development Solidified Enhanced Competitiveness • The proportion of FYRP in • NBV for individual agent • Followed regulation requirements; • Agents in key cities as a premiums from new policies business sector increased higher recruitment standards and proportion of total sales force: further increased. +9.7%. stringent dismissal constantly +1.7 pps. improved quality. Note: data as of June 30, 2020. The corresponding results for the fist half of 2019 have been restated to allow for new sector definitions on a pro forma basis. 40

Holistic and Comprehensive Planning; 05 To Achieve Excellence in Diversified Business Channels

Consolidated and Upgraded Traditional Advantageous Channels Group Insurance Channel Transforming Diversified Channels • Improve on profitability. Professional Management Specialization and competitiveness Bancassurance Channel • Focus on bank agency business and increase NBV. Improve Quality and Efficiency Improve structure, enhance quality, control cost, and optimize output Transformation and Innovation Health Insurance Channel Explore the profit model; promote transformation • Integration of “Marketing, Management and Service” and serve the all-round life-cycle health needs of customers. 42

Actively Explored New Channels Innovation in Online Life Insurance Securities Fund Sales Business Positioning: Explore and Innovate the Business Positioning: Provide more Abundant Financial Model of Online Insurance, to Empower Core Products and Services to Meet Customer Business and Prepare for the Future Demands • Clear Master Plan • Acquired License for Funds Sales • Bolster Online Business and Actively Explore • Explore New Model to Enhance Core Business Online Business Model 43

Development Results of Diversified Businesses Sector Group Insurance Bancassurance Health Insurance Business • Strong market share • Regular premiums maintained industry • 220 Supplementary Major Medical Expenses • Significant improvement in profitability leading market share Insurance Projects, covering 400 million people • Regular premiums structure optimized • 88 new Healthcare Commissioned Projects, covering 42 million people • Product innovation: “China Life Yangtze River Delta Securities Online Insurance Business Tang An Bao Medical Insurance” Fund Sales Business • Online insurance premiums rose • Enriched fund products significantly • Completed the online trading platform • Proportion of long-term new policies sold online increased Note: data as of June 30, 2020. 44

06 Plans for Next Stage

Dividends Being Released as Reform Rolls Out Regional Market Sales Force Customer Upgrading Specialized Operation Exploitation Quality Improvement Comprehensive Technological Market-oriented Financial Services Empowerment Mechanism 46

Follow the Overall Plan, Maintain Strategic Consistency, and Unswervingly Press Forward Overall Plan of Reform: Lay the Foundation in the First Year; Build the Framework in the Second Year, and See Concrete Results in the Third Year Reform of “Yi Ti Duo Yuan” is just a beginning. The transformation ahead is still a long journey full of challenges. The key to success of any reform is execution. • There is no such thing as perfect design for a reform, only perfect execution. • Maintain strategic consistency while properly adjust in response to market change: Execution – Review – Adjustment – Execution Sales channels will firmly carry out the strategy of “Dual Centers & Dual Focuses”, take reform as a driving force and constantly enhance value creation capabilities. 47

China Life Technology RUAN Qi, Vice President

The Principle, Mechanism & Acting Point

Principle Based on Pool-intelligence, Agility and Iteration, China Life Technology Facilitates Rapid Execution of the Company’s Strategy Business-Driven Deeply Integrated Core Business Empowerment Asset-Liability Continuous Innovation Interaction 50

中国人寿
CHINA LIFE

Mechanism

The Customer-oriented Technology Product Responsibility System is the Core Mechanism of China Life Technology, which Enables a Comprehensive and High Integration of R&D and Business Operation (DevOps).


CEO Office
Network Security and IT Committee
…
Regional R&D Center
R&D Center
Data Center
FinTech Department
Technology Departments in Branches
Technology Incubation Center
Product Development Teams
Product Development Teams
Product Development Teams
Product Development Teams
Social resources Business Integration


Digital Sales
Core Trading
Operation Management
Pan-product Development Teams
Convenient Service
Risk Control
Cloud Structure General Control Team
Operation General Control Team
Service General Control Team

51

Acting Point Establishing Platform-based Business Capabilities is the Acting Point of China Life Technology. The Company Leverages Digitalized Platform to Converge Ecosystem Resources, Connect Personalized Consumers, and Realize Commercial Values. Personalized Platform Business Ecosystem Consumer Capabilities Resource Connection (Combination) (Convergence) (Customization) Digital Platform Insurance Focus on Experience Focus on Opening-up Individual Sales Health Clients Services Investment Institutional Clients Operations Aged-Care …… Medical Care 52

02 Execution

Offline Digitalized Workplace • Through automatic Internet connectivity, intelligent perception and digital presentation, the 30,000 workplaces1 around the country are transformed into important offline flow entries, and serve as the clients’ experience and fellowship centers, agents’ startup and marketing centers, and the Company’s branding and influence centers. Digital Presentation Automatic Internet Connectivity Note 1: The workplaces include branches at different levels and field offices. 54

Online Digital Platform • Relying on the offline digital workplace, the Company built the online digital platform (EAC), which could fully integrate the Company’s existing advantages, combine the online and offline closely, and push forward digital transformation. • Using the EAC platform to effectively connect the Company, Agents and Clients, converge ecosystem resources, empower production units, and provide clients with convenient, effective, and accurate financial & insurance services. China Life EAC Digital Platform Supporting Strategy Execution Service Access Points (extended online and offline) Ecosystem Services Headquarter Service Inquiry Provincial Branches Flattening Risk Insurance Policy City Branches Agent Force Compensation Services Resource Supply Information Clients County Transmission Sub-branches Field Office First-Aid and Health Member Rescue services Management Institutions Critical Illness Third-parties Fast Track Hybrid Cloud 55 Ecosystem (E) Agent (A) Client (C)

Open-ended Structure

- The three centers in Beijing and Shanghai form a proprietary cloud network which is seamlessly integrated into public cloud resources in a multi-active way, with which a **safe**, **green** and **flexible** hybrid cloud model has been established, greatly improving data security and computing power, and effectively reducing operating costs and energy consumption.
- Adopted a hierarchic framework with unified data interface to realize the hybrid integration of various technologies while flexibly delivering **numerous business capabilities** and **general technical capabilities**, such as AI and real-time computing in a modularized way.



China Life Hybrid Cloud
Proprietary Cloud
Public Cloud
Security
All data is saved internally
Flexibility
Resources pool can be adapted dynamically on business demands
Reliability
Complying with various regulation and audit requirements
Cost-saving
Lower expenses and energy consumption



Customer
Sales
Employee
Collaborator
95519
China Life E Store
China Life Insurance APP
Self-service Terminal
Service Counter
Cloud Streaming
Cloud Desktop
Cloud Assistant
Channel Layer
Service Integration
Data Integration
Ecosystem Integration
Integration Layer
Intelligent Transaction
Product Management, Issue Processing, Underwriting Processing, Claims Settlement, etc
Digital Sales
Up-sales Support, Marketing Training, Human Resources Management, Intermediary Business, etc
Convenient Service
Customer Contact, Online Services, Over the Counter Services, Activity Resources, Health Services, etc
Operation and Management
Financial Reporting, Actuarial Management, Data Reporting, Smart Risk Management, Office Support, etc
Data
Including Product, Policy, Customer, Activity, Sales Force, Employee, Business, Asset, and File Data
Service Layer
Computing
Network
Storage
Support Layer
Multi-Centers at Three Locations (Wind, Fire, Water, Electricity)
Environmental Layer

56

China Life IoT • Integrating the technologies of cloud computing and edge computing, China Life IoT was built in accordance with the model of “powerful back-end + light front-end”. It comprehensively connects and integrates the front and back end computing resources to provide strong computing support for the digital platform, all-round and multi-channel reach to consumers, and accessible information everywhere and anytime. Terminal Cloud Assistant, China Life app, E-Store 5G Desktop Cloud Desktop Internet Full Cloud Streaming Screen Hybrid Cloud Back-end Network Front-end The Virtualization of the Front-end Allows The Hybrid Cloud Composes a An Open Internet Network with 30,000 for Effective Adaptability to Various Dynamic and Scalable Computing Dedicated Internet Lines Scenarios and Convenient Resource Pool and a Total Bandwidth of 800G Delivery of the Required Information 57

Applications • Effectively managing the huge amounts of long-duration data, the platform offers more than 1,700 services in 6 categories covering the entire business chain. Branches at all levels can make their own choices and combinations. Synergy Sales • Intelligent reporting • Live and On-demand • Market analysis • Agent team development • AI • Cloud streaming • Service Support • Training System • Cloud sharing • …… Synergy • Field office operations • …… Sales Services Risk Management • Over the counter • Online services • Sales risk warning • Intelligent oversight services • Customer contact Risk • Suspicious transaction • Anti-money Management Digital • Online Customer Centers detection laundering Platform Services Service Agent • …… • Anti-fraud • …… • Value-added services Management Transactions Management • Product Management • Financial Budgeting Transactions • Contracts • Receipt/Payment • Actuarial services • Decision Support • Underwriting and claim processing • Assets Management • …… settlement • Payment • Third-party liaison • …… 58

03 Achievements

Intellectualization • Through the accumulation of historical data and the connectivity of the Internet, the company has gathered a large amount of data resources and laid a solid foundation for intelligent operations. • AI technology is fully integrated into all aspects of the Company’s operation and management, effectively promoting business development, improving operational efficiency and preventing operational risks. • Smart product combinations and Smart Product • Established intelligent agent risk management & Recommendations control • Over 10 million agent / time trained via AI • Accuracy in detecting critical illness frauds 88.4% • Paperless application rate for individual business • Accuracy in detecting short-term health insurance 99.99% risks 75% • Intelligent underwriting rate 92.6% • Accuracy in detecting suspicious transactions 92% • Real-time AI performance reporting of 26,000 field • Intelligent fault detection and handling rate 80% Intellectualization offices and all agents • Automation implementation rate 75.52% • Online policy administration proportion 80% • Automated testing ratio 78.3% • …… • …… Internet Big Data Intellectualization 60

Visualization • High-speed Internet access throughout the workplaces makes the real-time and visualized management of the Company on all fronts possible. Using cloud-streaming, big data and multi-screen interactive technologies, 26,000 production units and more than 3,600 command centers have been laid out into a flat, efficient, integrated and unified system to Realize Dynamic Visualization of the Company’s operation and management. • Sales activities: comprehensive real-time analysis and dynamic display of business data at all levels • Customer services: provide customers access to counter services through one-click at China Life App, offering live video for remote operations • Office management: internal and external video conferencing across offices can be organized at any time, supporting 20,000 concurrent participant / time as well as millions of online live stream viewers Sales Activity Real-time Analysis 61

Virtualization

Achieve full virtualization from back-end processing to front-end delivery, fully integrating virtual technologies

- **Back-end:** Built a software-driven multi-activity data center to realize automated allocation of computing resources. While significantly reducing energy consumption and improving response time-efficiency, the utilization rate of flexible and scalable computing resources has been greatly improved.
- **Front-end:** Virtual Cloud Desktop provides 140,000 users with safe, reliable, instant and convenient remote office services, effectively ensuring business continuity and the ability to deal with all emergencies. E-workplace, online signature and other services have built a bridge across time and space for sales personnel to connect customers seamlessly.


Ensure Business Continuity, Stability and Compliance
Hybrid Cloud
Accelerating Business Cultivation and Innovation
Proprietary Cloud
Public Cloud
Agile, Resilient, Expandable Nonlinear Mode
(Auto Scaling, Serverless, DevOps)
Compliant, Reliable, Safe Traditional Mode
(ITIL, Disaster Recovery, Double Active)
System of Innovation
System of Differentiation
System of Record
Change
Governance
Discretely Allocating Resources between the Proprietary and Public Cloud Seamlessly


Sales
Service Counter
Office
Users
Users
Users
Internet
Internet
Desktop Cloud Platform
Application Data
Application Data
Application Data
Business Services
Business Services
Business Services
Core Secure Area
Controlled Open Area
Data Center

62

Socialization • With the Internet as our technological foundation, and leveraging its openness and connectivity, we have established an enterprise social ecosystem which helps synergize internal, external, upstream and downstream partners through social networking, realizing interactive and win-win operations between the sales force and customers, and providing diversified services. • Corporate • Corporate Image Synergy • Product • Conference Promotion Management • Activity • Education and Management External Internal Training Symbol • Customer Service Social Network Social Network • Teamwork Video • Comprehensive Digit Finance …… • Life Service Industrial Chain Social Network • Health Service • Aged-care Image Service Text Continuous Delivery Voice Continuous Evolution • Over 6,000 third-party institutions. • Over 90,000 cooperated services and activities. AI, Storage, Server, Terminal, Network, Big Data 63

Technology-driven China Life